OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-11919

CUSIP NUMBER
879 939 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TeleTech Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

9197 S. Peoria Street

Address of Principal Executive Office (Street and Number)
Englewood, Colorado 80112

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
TeleTech Holdings, Inc. (the “Company”) plans to file its Annual Report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”) as soon as practicable, but the Company does not anticipate that it will be in a position to file the Form 10-K on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25. As disclosed in the Company’s current report on Form 8-K filed with the SEC on February 20, 2008, the Company’s Audit Committee has completed its review of the Company’s equity-based compensation practices and the accounting related thereto (the “Review”). Based on the Review and management’s own additional review, the Company has concluded that incorrect measurement dates for certain equity grants were used at various times during the accounting periods covered by the Review. As a result, the Company has determined that it will be necessary to restate its financial statements for the fiscal years 2005 and 2006 and the first two quarters of 2007. The Company is working diligently with its auditors to finalize the quantification of the restatement adjustments and allocations among the periods impacted. The Company intends to complete this restatement and file the Form 10-K concurrently with the filing of its third quarter 2007 Quarterly Report on Form 10-Q. Restatement adjustments for accounting periods before 2005 will be reflected as adjustments to the beginning balances of stockholders’ equity in 2005.
As set forth in the above-referenced Form 8-K, the Company has concluded that it has a material weakness in its internal control over financial reporting with respect to its equity compensation practices for 2007. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The existence of one or more material weaknesses would preclude a conclusion by management, and by the Company’s independent registered public accounting firm, that the Company’s internal control over financial reporting was effective as of December 31, 2007. The Company is in the process of remediating this material weakness by, among other things, implementing the Audit Committee’s recommendations. Since management has not completed its evaluation of internal control over financial reporting or completed the preparation of its consolidated financial statements, there can be no assurance that other control deficiencies that could be material weaknesses will not be identified.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Alan Schutzman, Executive Vice President, General Counsel and Secretary	(303)	397-8747
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

An estimate of results of operations is not currently possible due to the equity-based compensation expense adjustments and related charges, anticipated as a result of the Review, which have not yet been finalized as of the date hereof.
On February 26, 2008, the Company issued a press release that included the following preliminary information regarding revenues:
The Company reported record fourth quarter 2007 revenue of $373 million, achieving its goal of reaching an annualized revenue run rate of $1.5 billion by year-end 2007. The fourth quarter was the ninth consecutive quarter of double-digit revenue growth and represented the highest sequential quarterly revenue increase in the Company’s history at $37 million. Full year revenue was $1.37 billion, a 13.2 percent increase over 2006. Full year revenue in the BPO segment was $1.35 billion, a 16 percent increase over 2006.
Fourth quarter 2007 revenue from services performed for clients in offshore locations grew approximately 28 percent to $153 million and represented 41 percent of total revenue. Full year revenue from services performed for clients in offshore locations grew 37 percent to $549 million and represented approximately 40 percent of total revenue.
On December 18, 2007, the Company, through its indirect subsidiary, TeleTech Europe B.V., completed the sale of its 60 percent interest in TeleTech Services (“India”) Ltd., for $8.7 million, plus $450,000 in satisfaction of intercompany payables, resulting in total cash proceeds of $9.2 million. The sale of this business resulted in a pre-tax gain during the fourth quarter of $6.9 million, which will be reflected in “Other income (expense).”

TeleTech Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2008	By	/s/ Kenneth D. Tuchman

KENNETH D. TUCHMAN
Chief Executive Officer